UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 31, 2025, Carbon Revolution Public Limited Company (the “Company”) received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that Nasdaq has granted the Company’s request for an exception to Nasdaq’s Listing Rule 5250(c)(1) through May 14, 2025. The exception gives the Company until May 14, 2025 to file its Annual Report on Form 20-F for the year ended June 30, 2024 (the “Annual Report”). The Company’s securities will remain listed and traded on Nasdaq during the exception period. If the Company files the Annual Report by May 14, 2025, the securities will remain listed, so long as the Company remains in compliance with Nasdaq’s listing rules.

In the event the Company does not file the Annual Report by May 14, 2025, Nasdaq will notify the Company that its securities will be delisted. If that were to occur, the Company would have the right to appeal such determination to a Nasdaq Hearings Panel.

On February 4, 2025, the Company issued a press release announcing receipt of the Letter, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: February 4, 2025

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer